UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Oncogenex Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

68230A 106
(CUSIP Number)

Tony Rautava (604) 895-7255
GrowthWorks Capital Ltd., 2600 – 1055 W. Georgia St., Vancouver, B.C., Canada V6E 3R5
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68230A 106	13D/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS. Working Opportunity Fund (EVCC) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 380,149 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 380,149 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,149 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

2 of 9 pages

CUSIP No. 68230A 106	13D/A	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS. GrowthWorks Capital Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 380,149 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 380,149 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,149 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

3 of 6 pages

Schedule 13D

Item 1.    Security and Issuer.

This amendment relates to the Common Stock, $0.001 par value (the “Common Stock”), of Oncogenex Pharmaceuticals, Inc. (the “Issuer”) having its principal executive office at 1522 217th Place S.E., Bothell, WA 98021.

Item 2.    Identity and Background.

(a)           This statement is being filed by: Working Opportunity Fund (EVCC) Ltd. (“WOF”), and GrowthWorks Capital Ltd. (“GrowthWorks”).  WOF and GrowthWorks are referred to herein collectively as the “Reporting Persons”.

(b) – (c)  The address of the principal business office of the Reporting Persons is 2600 – 1055 W. Georgia St., Vancouver, B.C., Canada V6E 3R5.  The principal business of WOF is to make investments.  The principal business of GrowthWorks is investment funds management.

(d)           During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the five years prior to the date hereof, none of the Reporting Persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           WOF is a corporation organized under the laws of the Province of British Columbia, Canada and GrowthWorks is a corporation organized under the laws of Canada.

Item 5.    Interest in Securities of the Issuer.

(e)	The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on October 22, 2010.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 14, 2011

WORKING OPPORTUNITY FUND (EVCC) LTD.
By its manager, GrowthWorks Capital Ltd.

By:      /s/ David Levi
Name: David Levi
Title:   President and CEO

GROWTHWORKS CAPITAL LTD.

By:      /s/ David Levi
Name: David Levi
Title:   President and CEO

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Exhibit

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Oncogenex Pharmaceuticals, Inc.

Dated:  February 14, 2011

WORKING OPPORTUNITY FUND (EVCC) LTD.
By its manager, GrowthWorks Capital Ltd.

By:       /s/ Alex Irwin
Name: Alex Irwin
Title:   COO

GROWTHWORKS CAPITAL LTD.

By:       /s/ Alex Irwin
Name: Alex Irwin
Title:   COO

6 of 6 pages